UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

ALTISOURCE PORTFOLIO SOLUTIONS S.A.
 (Name of Issuer)

Common Stock, par value $1.00 per share
 (Title of Class of Securities)

L0175J104
 (CUSIP Number)

December 31, 2016
 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ X ]            Rule 13d-1(b)

[    ]            Rule 13d-1(c)

[    ]            Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 11 Pages
Exhibit Index: Page 10

CUSIP No. L0175J104	Page 2 of 11 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
DEER PARK ROAD MANAGEMENT COMPANY, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,003,609

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,003,609

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,003,609

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, PN

CUSIP No. L0175J104	Page 3 of 11 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
DEER PARK ROAD MANAGEMENT GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,003,609

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,003,609

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,003,609

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

CUSIP No. 675746309	Page 4 of 11 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
DEER PARK ROAD CORPORATION

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,003,609

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,003,609

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,003,609

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO, HC

CUSIP No. 675746309	Page 5 of 11 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
MICHAEL DAVID CRAIG-SCHECKMAN

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,003,609

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,003,609

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,003,609

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

SCHEDULE 13G

Page 6 of 11 Pages

Item 1(a).	Name of Issuer:

Altisource Portfolio Solutions S.A. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

40, avenue Monterey, L-2163 Luxembourg, Grand Duchy of Luxembourg

Item 2(a).	Name of Person Filing

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”)

i)	Deer Park Road Management Company, LP (“Deer Park”);
ii)	Deer Park Road Management GP, LLC (“DPRM”);
iii)	Deer Park Road Corporation (“DPRC”); and
iv)	Michael David Craig-Scheckman (“Mr. Craig-Scheckman”).

This Statement relates to Shares (as defined herein) held for the accounts of STS Master Fund, Ltd. (the “STS Master Fund”) and SBF Opportunities Master Fund Limited (the “SBF Master Fund”), each of which is an exempted company organized under the laws of the Cayman Islands. Deer Park serves as investment adviser to each of the STS Master Fund and SBF Master Fund and, in such capacity, exercises voting and investment power over the Shares held in the accounts for each of the STS Master Fund and the SBF Master Fund. DPRM is the general partner of Deer Park. DPRC is the managing member of DPRM. Mr. Craig-Scheckman is the Chief Executive Officer of each of Dear Park and DPRC and the sole owner of DPRC.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is 1195 Bangtail Way, Steamboat Springs, Colorado 80487.

Item 2(c).	Citizenship:

i)	Deer Park is a limited partnership incorporated in Delaware;
ii)	DPRM is a limited liability company incorporated in Delaware;
iii)	DPRC is a Delaware corporation; and
iv)	Mr. Craig-Scheckman is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $1.00 per share (the “Shares”)

Item 2(e).	CUSIP Number:

L0175J104

SCHEDULE 13G

Page 7 of 11 Pages

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(e)	☒	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(g)	☒	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned:

As of December 31, 2016, each of the Reporting Persons may be deemed the beneficial owner of 1,003,609 Shares. This amount consists of: (A) 982,320 Shares held for the account of the STS Master Fund; and (B) 21,289 Shares held for the account of the SBF Master Fund.

Item 4(b)	Percent of Class:

As of December 31, 2016, each of the Reporting Persons may be deemed the beneficial owner of approximately 5.3% of Shares outstanding (based on 18,877,614 Shares outstanding as of October 21, 2016, according to the Issuer’s quarterly report on Form 10-Q, filed October 27, 2016).

Item 4(c)	Number of Shares as to which such person has:

(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	1,003,609
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	1,003,609

Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

See disclosure in Items 2 and 4 hereof.  STS Master Fund has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than 5 percent of the Shares covered by this Statement that may be deemed to be beneficially owned by the Reporting Persons.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

See disclosure in Item 2 hereof.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

SCHEDULE 13G

Page 8 of 11 Pages

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SCHEDULE 13G

Page 9 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DEER PARK ROAD MANAGEMENT, LP

By:	/s/ Brad Craig
Name: Brad Craig
Title: Chief Operating Officer

DEER PARK ROAD MANAGEMENT GP, LLC

By:	Deer Park Road Corporation, its managing member

By:	/s/ Brad Craig
Name: Brad Craig
Title: Chief Operating Officer

DEER PARK ROAD CORPORATION

By:	/s/ Michael David Craig-Scheckman
Name: Michael David Craig-Scheckman
Title: Chief Executive Officer

MICHAEL DAVID CRAIG-SCHECKMAN
/s/ Michael David Craig-Scheckman

January 30, 2017

SCHEDULE 13G

Page 10 of 11 Pages

EXHIBIT INDEX

Ex.		Page No.

A	Joint Filing Agreement	11

SCHEDULE 13G

Page 11 of 11 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock Shares of Altisource Portfolio Solutions  S.A. dated as of January 30, 2017 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

DEER PARK ROAD MANAGEMENT, LP

By:	/s/ Brad Craig
Name: Brad Craig
Title: Chief Operating Officer

DEER PARK ROAD MANAGEMENT GP, LLC

By:	Deer Park Road Corporation, its managing member

By:	/s/ Brad Craig
Name: Brad Craig
Title: Chief Operating Officer

DEER PARK ROAD CORPORATION

By:	/s/ Michael David Craig-Scheckman
Name: Michael David Craig-Scheckman
Title: Chief Executive Officer

MICHAEL DAVID CRAIG-SCHECKMAN
/s/ Michael David Craig-Scheckman

January 30, 2017